PETRO CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets

Current assets:		
Cash	$	373,862
Prepaid expenses		11,847
Total current assets	$	385,709

Liabilities and Member's Capital

Current liabilities:		
Accounts payable	$	2,969
Accrued state income tax		6,828
Total current liabilities		9,797
Member's capital		375,912
	$	385,709

The accompanying notes are an integral part of the financial statements.